                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

[ X ]              ANNUAL REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended            DECEMBER 31, 1997
                          --------------------------------------
                                          OR

[   ]              TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to
                               ----------------    -------------

Commission file number   33-00579

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           SOUTHSIDE BANCSHARES CORP.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                             WITH 401 (K) PROVISIONS
                               3606 GRAVOIS AVENUE
                            ST. LOUIS, MISSOURI 63116

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           SOUTHSIDE BANCSHARES CORP.
                               3606 GRAVOIS AVENUE
                            ST. LOUIS, MISSOURI 63116

                              REQUIRED INFORMATION

Financial Statements:

4. In lieu of the requirements of Items 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the plan's fiscal years ended December 31, 1997 and 1996 are presented on pages 3 through 21.



Exhibits:

23b.     Consent of Hopkins & Howard, PC


                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           SOUTHSIDE BANCSHARES CORP.
                                           EMPLOYEE STOCK OWNERSHIP PLAN
                                           WITH 401 (k) PROVISIONS


                                              / s /  Thomas M. Teschner
                                           -----------------------------------
                                           Trustee of the Plan and
                                           President & Chief Executive Officer


DATE:  July 2, 1998
       ------------

Southside Bancshares Corp.
Employee Stock Ownership Plan
with 401(k) Provisions

Financial Statements and
Supplemental Materials

Years ended December 31, 1997 and 1996











                                             [HOPKINS & HOWARD, P.C. LOGO]

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Table of Contents

================================================================================

Independent Auditors' Reports                                        2

Financial Statements
     Statements of Net Assets Available for Plan Benefits            3
     Statements of Changes in Net Assets Available for
        Plan Benefits                                                4
     Summary of Accounting Policies                                  5
     Notes to Financial Statements                                   6-12

Supplemental Material
     Schedules of Assets Held for Investment                        14-15
     Schedules of Transactions or Series of Transactions in
        Excess of 5% of Plan Assets at
        Beginning of year                                           16-17

[HOPKINS & HOWARD, P.C. LETTERHEAD]



                          INDEPENDENT AUDITORS' REPORT

The Plan Administrator and Participants
Southside Bancshares Corp.
   Employee Stock Ownership Plan with 401(k) Provisions
St. Louis, Missouri

We have audited the accompanying statements of net assets of the Southside Bancshares Corp. Employee Stock Ownership Plan with 401(k) Provisions (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets for the years then ended. These financial statements are the responsibility of the Plan's Trustee. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Southside Bancshares Corp. Employee Stock Ownership Plan with 401(k) Provisions at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements of the Southside Bancshares Corp. Employee Stock Ownership Plan with 401(k) Provisions taken as a whole. The schedules included in the supplemental material are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. Such supplemental material has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HOPKINS & HOWARD, P.C.

May 15, 1998

Southside Bancshares Corp.
Employee Stock Ownership Plan
with 401(k) Provisions

Statements of Net Assets Available for Plan Benefits

December 31, 1997 and 1996


====================================================================================================================================
                                                                    1997                                       1996
                                                        -------------------------------            -------------------------------
                                                        Allocated    Unallocated  Total            Allocated   Unallocated   Total
                                                        ---------    -----------  -----            ---------   -----------   -----
Assets
Investments, at fair value (notes 2 and 3)
   Southside Bancshares Corp. common stock,
     299,070 allocated shares and 98,832
     unallocated shares at December 31, 1997
      and 378,134 allocated shares and 111,186
     unallocated shares at December 31, 1996            $ 10,739,880  3,286,164 14,026,044          8,800,213  2,331,817  11,132,030

   Mutual Funds:
     SEI S&P 500 Index Fund                                  939,218      -        939,218            686,211      -         686,211
     Institutional shares of Federated GNMA Trust            172,116      -        172,116            159,224      -         159,224
     Fidelity Funds Government Money Market                  423,854      -        423,854            813,840      -         813,840
                                                        ------------  --------- ----------         ----------  ---------  ----------
                                                        $ 12,275,068  3,286,164 15,561,232         10,459,488  2,331,817  12,791,305
Receivables:
   Employer's contribution                                   106,881    197,664    304,545             99,197    197,664     296,861
   Employees' contributions                                   21,859      -         21,859             22,545      -          22,545
   Loans to participants                                      14,962      -         14,962             13,546      -          13,546
   Accrued interest and dividends                              6,693      -          6,693              6,004      -           6,004
                                                        ------------  --------- ----------         ----------  ---------  ----------
                                                             150,395    197,664    348,059            141,292    197,664     338,956

         Total Assets                                   $ 12,424,463  3,483,828 15,909,291         10,600,780  2,529,481  13,130,261

Liabilities

Loan payable (Note 4)                                            -    1,581,312  1,581,312              -      1,778,976   1,778,976
Excess employee contributions                                    156        -          156             15,768        -        15,768
                                                        ------------  --------- ----------         ----------  ---------  ----------
         Total Liabilities                                       156  1,581,312  1,581,468             15,768  1,778,976   1,794,744
                                                        ------------  --------- ----------         ----------  ---------  ----------
Net Assets Available for Benefits                       $ 12,425,307  1,902,516 14,327,823         10,585,012    750,505  11,335,517
                                                        ============  ========= ==========         ==========  =========  ==========


     See accompanying summary of accounting policies and notes to financial statements.

Southside Bancshares Corp.
Employee Stock Ownership Plan
with 401(k) Provisions

Statements of Changes in Net Assets Available for Plan Benefits

For the years ended December 31, 1997 and 1996


=======================================================================================================================
                                                           1997                                    1996
                                              --------------------------------         -------------------------------
                                              Allocated    Unallocated   Total         Allocated   Unallocated   Total
                                              ---------    -----------   -----         ---------   -----------   -----

Additions to Net Assets Attributed to:
   Investment income:
     Net appreciation in fair value of
        investments (note 3)                  $ 5,594,749  1,151,828   6,746,577        1,054,108    377,025   1,431,133
     Realized gain on sale of assets                3,600      -           3,600            -          -          -
     Dividends - stock                            243,050     69,182     312,232          188,500     55,593     244,093
     Interest                                      76,794        182      76,976           64,414      -          64,414
                                              -----------  ---------   ---------       ----------    -------  ----------
                                                5,918,193  1,221,192   7,139,385        1,307,022    432,618   1,739,640
Allocation of Southside Bancshares Corp.
   common stock, 5,607 and 8,689 shares,
   at market, in 1997 and 1996, respectively      197,664      -         197,664          197,664      -         197,664
Employee contributions                            290,566      -         290,566          308,681      -         308,681
Employer contributions                            106,881    267,516     374,397          110,315    301,302     411,617
                                              -----------  ---------   ---------       ----------    -------  ----------
Total Additions                                 6,513,304  1,488,708   8,002,012        1,923,682    733,920   2,657,602
                                              -----------  ---------   ---------       ----------    -------  ----------
Deductions from Net Assets Attributed to:
   Interest expense                                 -        139,033     139,033            -        159,231     159,231
   Benefits paid to participants                4,673,009      -       4,673,009          180,292      -         180,292
   Diversification withdrawals and excess
      contributions and earnings                    -          -           -               28,983      -          28,983
Allocation of Southside Bancshares Corp.
   common stock, 5,607 and 8,689 shares,
   at market, in 1997 and 1996, respectively        -        197,664     197,664            -        197,664     197,664
                                              -----------  ---------   ---------       ----------    -------  ----------
Total Deductions                                4,673,009    336,697   5,009,706          209,275    356,895     549,790
                                              -----------  ---------   ---------       ----------    -------  ----------

Net Increase                                    1,840,295  1,152,011   2,992,306        1,714,407    377,025   2,091,432
Net Assets Available for Benefits
   Beginning of year                           10,585,012    750,505  11,335,517        8,870,605    373,480   9,244,085
                                              -----------  ---------  ----------       ----------    -------  ----------
   End of year                                $12,425,307  1,902,516  14,327,823       10,585,012    750,505  11,335,517
                                              ===========  =========  ==========       ==========    =======  ==========




     See accompanying summary of accounting policies and notes to financial statements.

Southside Bancshares Corp.
Employee Stock Ownership Plan
with 401(k) Provisions

Summary of Accounting Policies

================================================================================

BASIS OF PRESENTATION
The accompanying financial statements have been prepared on the accrual basis of accounting.

INVESTMENTS
Investments are stated at fair market value on December 31, 1997 and 1996. Fair value is determined by quoted market prices.

PAYMENT OF BENEFITS
Benefits are recorded when paid.

USE OF ESTIMATES
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported additions to and deductions from net assets.

INCOME TAXES
The Internal Revenue Service issued its latest determination letter on February 7, 1996 which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes.

Southside Bancshares Corp.
Employee Stock Ownership Plan
with 401(k) Provisions

Notes to Financial Statements

================================================================================

1.   DESCRIPTIONS OF THE PLAN
     The following descriptions of Southside Bancshares Corp. Employee Stock Ownership Plan with 401(k) provisions (the Plan) are provided for general information only. Participants should refer to the Plan agreement for more complete information.

         GENERAL
         The Plan is a defined contribution employee benefit plan covering substantially all employees of Southside Bancshares Corp. (the Company) and the employees of its subsidiary banks, South Side National Bank in St. Louis, State Bank of DeSoto, Bank of St. Charles County, and Bank of Ste. Genevieve. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         ELIGIBILITY
         Employees are eligible for membership in the Plan after attainment of age 18 and completion of 6 months of service during the eligibility computation period. Employees must also complete 1,000 hours of service each calendar year and be employed at the end of the Plan year in order to participate in the Company contributions and forfeitures for that year.

         CONTRIBUTIONS
         Under the Plan agreement, employees may elect to contribute, on a tax deferred basis, not less than 2% nor more than 15% of covered compensation. The Company contributed an amount equal to 50% of these employee contributions, up to 6% of covered compensation.

         Each year the Company may also, at its option, contribute an additional discretionary amount as determined by the Company's Board of Directors.

         The Company is required to contribute each year, an amount necessary to service any debt of the Plan incurred for the purpose of acquiring

Southside Bancshares Corp.
Employee Stock Ownership Plan
with 401(k) Provisions

Notes to Financial Statements

================================================================================

         securities in accordance with the terms of the loan agreement. The maximum Company contribution allocated to a participant's account is the lesser of $30,000 or 25% [including the 401 (k) Plan] of the member's compensation paid by the employer for the year plus the interest obligation on the loans used to purchase stock.

         ALLOCATION OF BENEFITS
         Employer contributions and forfeitures are allocated to eligible participants' accounts based upon the ratio of eligible participants' compensation for the year to total compensation of all eligible Plan members for the year. Investment income and any gain or loss during the year is allocated to the participant's account in the same proportion as the balance of the participant's account to the total of all participants' accounts as of the previous valuation date.

         VESTING
         Participants are immediately fully vested in their contributions plus earnings thereon. Upon a participant's attainment of his/her disability, retirement date, 65th birthday, or upon death, his/her entire account balance as of the most recent valuation date will become 100% vested. In the event a participant terminates employment, vesting the remainder of that participant's account is based on years of continuous service as follows:


                    Completed years                Vested
                      of service                 percentage
                      ----------                 ----------
                     Less than 2                    - %
                         2                          25%
                         3                          50%
                         4                          75%
                     5 or more                     100%



         In the event that the Plan meets certain provisions of the Internal Revenue Code (the Code), vesting may occur over a shorter period of time.

Southside Bancshares Corp.
Employee Stock Ownership Plan
with 401(k) Provisions

Notes to Financial Statements

================================================================================

         DISTRIBUTIONS
         Participants may choose to have account balances distributed in either stock or cash. Participants' stock withdrawals are distributed from securities held by the Plan by transfer of common stock to the participants for full-share vested interest and cash for fractional-share vested interest. Forfeitures resulting from withdrawals prior to full vesting are allocated to participants' accounts as previously noted.

         LOANS
         Participants may request a loan up to 50% of the vested balance in their account for reasons of financial hardship. All loans must be repaid in level payments over a maximum of a five-year period with an exception for loans used to acquire a participant's principal residence.

         DEBT
         The Plan purchased Company common shares using the proceeds of a bank borrowing (see Note 4) guaranteed by the Company, and holds that stock in a trust established under the plan. The borrowing is to be repaid over a period of 10 years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

Southside Bancshares Corp.
Employee Stock Ownership Plan
with 401(k) Provisions

Notes to Financial Statements

================================================================================

         DEBT (CONTINUED)
         The unallocated shares of stock serve as collateral for the borrowing. The lender has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan for the year ended December 31, 1997 and 1996 present separately the assets and liabilities and changes therein pertaining to:

                   a. The accounts of employees with vested rights in allocated stock (Allocated) and
                   b.   Stock not yet allocated to employees (Unallocated)

         ADMINISTRATIVE EXPENSES
         The Plan requires the Company to pay all expenses incidental to the operation and management of the Plan.

         STOCK SPLIT
         On February 15, 1996, the Company effected a ten for one stock split to shareholders of record on January 31, 1996.

         PLAN TERMINATION
         The Company reserves the right to terminate the Plan at any time. In the event of Plan termination, participants become fully vested in their accounts.

2.   PARTY-IN-INTEREST TRANSACTIONS
     At December 31, 1997 and 1996, the Plan held an investment in the Company's common stock valued at $14,026,044 and $11,132,030, respectively. The Plan also received dividends of $312,232 and $244,093 in 1997 and 1996, respectively and recognized $6,539,041 and 1,338,664 of market value appreciation on this investment during the years ended December 31, 1997 and 1996, respectively.

Southside Bancshares Corp.
Employee Stock Ownership Plan
with 401(k) Provisions

Notes to Financial Statements


================================================================================

     PARTY-IN-INTEREST TRANSACTIONS (CONTINUED)
     During 1997, the Plan paid off its note payable of $1,581,312 with United Missouri Bank of St. Louis (UMB) and borrowed $1,581,312 from South Side National Bank in St. Louis, an affiliated financial institution. The monies from UMB were originally used to purchase 98,832 shares of the Company's common stock.

3.   INVESTMENTS
     Investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 1997 and 1996 are as follows:



                                                  DECEMBER 31, 1997
                                                  -----------------
                   Issuer                      Description of investment                     Fair value
                   ------                      -------------------------                     ----------
         Southside Bancshares                  Common stock:
         Corp.                                299,070 shares allocated                       $10,739,880
                                               98,832 shares unallocated                       3,286,164
                                              -------                                        -----------
                                              397,902  total shares                          $14,026,044

         SEI S&P 500 Index Fund                30,643  shares                                $   939,218

                                                  DECEMBER 31, 1996
                                                  -----------------
                   Issuer                      Description of investment                    Fair value
                   ------                      -------------------------                    ----------
         Southside Bancshares                  Common stock:
         Corp.                                378,134 shares allocated                       $ 8,800,213
                                              111,186 shares unallocated                       2,331,817
                                              -------                                        -----------
                                              489,320  total shares                          $11,132,030

         SEI S&P 500 Index Fund                29,089  shares                                $   686,211

         Fidelity Funds                            Government Portfolio
                                                (money market mutual fund)                   $   813,840


Southside Bancshares Corp.
Employee Stock Ownership Plan
with 401(k) Provisions

Notes to Financial Statements


================================================================================

     INVESTMENTS (CONTINUED)
     During 1997 and 1996 the Plan's investments (including investments bought, sold and held during the year appreciated (depreciated) in value as follows:

                                                                              1997              1996
                                                                              ----              ----
         Southside Bancshares Corp.  common stock                         $ 6,539,041       $ 1,338,664
         SEI S&P 500 Index Fund                                               204,384            95,028
         Institutional shares of Federated GNMA Trust                           3,152            (2,559)
                                                                          -----------       -----------
                                                                          $ 6,746,577       $ 1,431,133
                                                                          ===========       ===========

     Activity in SEI S&P 500 Index Fund and Institutional shares of Federated GNMA Trust for the years ended December 31, 1997 and 1996, was as follows:



                                                                     1997                            1996
                                                          ------------------------      -----------------------
                                                          SEI S&P 500   GNMA Trust      SEI S&P 500  GNMA Trust
                                                          ------------------------      -----------------------
     Additions to Net Assets Attributed to
        Investment income:
           Net appreciation (depreciation)
            in fair value of investments                    $ 204,384     $   3,152      $  95,028        (2,559)
        Interest and dividends                                 23,013        11,996         20,404        11,807

     Employee contributions                                    84,936        18,625         85,091        22,923

     Fund transfers                                           (59,326)      (20,880)        52,725       (62,402)
                                                            ---------     ---------      ---------     ---------
     Net increase (decrease)                                  253,007        12,893        253,248       (30,231)
     Balance at beginning of the year                         686,211       159,223        432,963       189,455
                                                            ---------     ---------      ---------     ---------
     Balance at the end of the year                         $ 939,218     $ 172,116      $ 686,211     $ 159,224
                                                            =========     =========      =========     =========

Southside Bancshares Corp.
Employee Stock Ownership Plan
with 401(k) Provisions

Notes to Financial Statements


================================================================================

 4.  LOAN PAYABLE
     During 1997, the Plan entered into a loan agreement with South Side National Bank in St. Louis, (SSNB), an affiliated financial institution, the proceeds were used to repay a loan from UMB, an unaffiliated financial institution. The original loan from UMB was used to purchase 186,670 shares of the Company's stock. The loan with SSNB is due April 1, 2005. The note is secured by the unallocated shares of the Company's common stock and requires quarterly interest payments at the prime rate which was 8.50%. The loan had a principal balance of $1,581,312 at December 31, 1997. The loan requires annual principal payments of $197,664 on April 1 of each year, beginning in 1998, with the final payment due April 1, 2005. The loan requires interest payments on a calendar year quarterly basis. During the year, 12,354 shares were released and allocated to the participants on a proportionate basis.

 5.  PLAN AMENDMENT
     Effective July 1, 1997, the Company amended the plan to allow distribution of benefits to occur immediately following termination. The previous provision required a five-year lapse between termination and distribution.

     Effective September 25, 1997, the Company amended the Plan in order to comply with regulations prescribed by the Department of Labor (DOL) concerning the determination of crediting hours of service.

     The Plan received its latest determination letter on February 7, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income taxes has been included in the Plan's financial statements.

                              Supplemental Material

Southside Bancshares Corp.
Employee Stock Ownership Plan
with 401(k) Provisions

Schedule of Assets Held for Investment

As of December 31, 1997

================================================================================


                           Description                            Fair value          Cost
                           -----------                            ----------          ----
   Southside Bancshares Corp. common stock,
       299,070 Allocated Shares                                  $10,739,880        3,109,151
        98,832 Unallocated Shares                                  3,286,164        1,581,312
                                                                 -----------        ---------
       397,902 Total Shares                                       14,026,044        4,690,463

   Mutual Funds:
     SEI S&P 500 Index Fund                                          939,218          596,990
     Institutional shares of Federated GNMA Trust                    172,116          171,172
     Fidelity Funds Government Portfolio                             423,854          423,854
                                                                 -----------        ---------
                                                                 $15,561,232        5,882,479
                                                                 ===========        =========



















                 See accompanying independent auditors' report.

Southside Bancshares Corp.
Employee Stock Ownership Plan
with 401(k) Provisions

Schedule of Assets Held for Investment

As of December 31, 1996

================================================================================



                           Description                             Fair value            Cost
                           -----------                             ----------            ----
   Southside Bancshares Corp. common stock,
       378,134 Allocated Shares                                    $ 8,800,213        2,726,454
       111,186 Unallocated Shares                                    2,331,817        1,778,976
       -------                                                     -----------        ---------
       489,320 Total Shares                                         11,132,030        4,505,430

   Mutual Funds:
     SEI S&P 500 Index Fund                                            686,211          526,416
     Institutional shares of Federated GNMA Trust                      159,224          166,427
     Fidelity Funds Government Portfolio                               813,840          813,840
                                                                   -----------        ---------
                                                                   $12,791,305        6,012,113
                                                                   ===========        =========


Southside Bancshares Corp.
Employee Stock Ownership Plan
with 401(k) Provisions

Schedule of Transactions or Series of Transactions in Excess of 5% of Plan Assets at Beginning of Year

For the Year Ended December 31, 1997

================================================================================



                                  Number of      Purchase     Selling        Cost of
                                transactions       price       price          asset        Net gain (loss)
                                ------------     --------     -------        -------       ---------------
Single Transactions
     Loan payment                     1          $   -        $   -       $ 1,581,312                -

Series of Transactions
     Government Portfolio
          Money Market              47             1.00          1.00         778,659                -
                                    28             1.00          1.00       1,017,548                -





















See accompanying independent auditors' report.

Southside Bancshares Corp.
Employee Stock Ownership Plan
with 401(k) Provisions

Schedule of Transactions or Series of Transactions in Excess of 5% of Plan Assets at Beginning of Year

For the Year Ended December 31, 1996

================================================================================

                                  Number of      Purchase     Selling        Cost of
                                transactions       price       price          asset        Net gain (loss)
                                ------------     --------     -------        -------       ---------------
Single Transactions
     Loan payment                     1             -            -        $ 1,207,744            -





















See accompanying independent auditors' report.



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